SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

Richard F. Poirier

President and Chief Executive Officer

Herley Industries, Inc.

3061 Industry Drive

Lancaster, Pennsylvania 17603

(717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Keith E. Gottfried, Esq.

Francis E. Dehel, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2011, as amended by Amendment No. 1 filed on March 8, 2011, Amendment No. 2 filed on March 16, 2011 and Amendment No. 3 filed on March 25, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Herley Industries, Inc. (the “Company”). The Schedule 14D-9 relates to the tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the common stock, par value $0.10 per share, of the Company pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company, for, $19.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following  new paragraph  after the last paragraph in Item 8 as follows:

“Expiration of Subsequent Offering Period; Completion of Merger

At 12:00 midnight, New York City time, on March 29, 2011 (which was the end of day on March 29, 2011), the subsequent offering period of the Offer expired as scheduled. Based on the information provided to Parent by Wells Fargo Bank, National Association, the depositary for the Offer, as of the expiration of the subsequent offering period of the Offer, a total of 13,171,564 Shares were validly tendered during the initial offering period and the subsequent offering period of the Offer taken together, representing approximately 93.3% of the Shares outstanding. Merger Sub has accepted for payment all Shares validly tendered and not properly withdrawn during the initial offering period of the Offer and all Shares validly tendered during the subsequent offering period of the Offer.

As a result of the purchase of Shares in the Offer, Merger Sub and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, on March 30, 2011, Merger Sub and Parent, in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of the Company, effected a “short-form” merger in which Merger Sub was merged with and into the Company, with the Company surviving the Merger and continuing as an indirect, wholly-owned subsidiary of Parent. As of the Effective Time of the Merger, any remaining Shares not tendered in the Offer (other than Shares held in the Company’s treasury or owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent, all of which will be cancelled and extinguished, or owned by stockholders of the Company who properly exercise appraisal rights under the DGCL) were converted into the right to receive the same $19.00 per Share, net to the seller in cash, without interest thereon and less any required tax withholdings, paid in the Offer.

As a result of the Merger, the Shares ceased to be traded on The Nasdaq Global Select Market (“NASDAQ”) and the Company intends to notify NASDAQ of its intent to remove the Shares from listing on NASDAQ and request that NASDAQ file a delisting application with the Securities and Exchange Commission (the “SEC”) to delist and deregister the Shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company also intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the deregistration of the Shares and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Shares.

On March 30, 2011, Parent issued a press release announcing the expiration of the subsequent offering period for the Offer and the results thereof, a copy of which is filed as Exhibit (a)(17) to this Statement and is incorporated herein by reference.”

Item 9.           Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“Exhibit (a)(17)

Press Release, dated as of March 30, 2011, of Kratos Defense & Security Solutions, Inc. (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Deanna H. Lund
	Name:	Deanna H. Lund
	Title:	Executive Vice President and Chief Financial Officer

Date: March 30, 2011

Exhibit Index

Exhibit No.	Description
Exhibit (a)(17)

Press Release, dated as of March 30, 2011, of Kratos Defense & Security Solutions, Inc. (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO filed by Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co.)